1
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION
All amounts in this section are in US dollars (USD) unless otherwise specified.

The abbreviation “bn” is used to represent
“billion”. The abbreviation “CHF” is used to represent “Swiss francs”. Numbers presented throughout this section may not add up
precisely to the totals provided in the tables and text due to rounding.

The following unaudited pro forma financial information has been derived from (i) UBS Group AG’s historical audited financial
statements for the year ended 31 December 2023 included in our Annual

Report on Form 20-F for the fiscal year ended 31
December 2023, filed with the SEC on 28 March 2024 and (ii) the unaudited historical condensed income statement of Credit
Suisse Group AG for the period from 1 January 2023 to 31 May 2023 derived from Credit Suisse’s books and records.

The
following unaudited pro forma financial information gives effect to the Credit Suisse Group AG acquisition as if the acquisition was completed on 1 January 2023. A pro forma balance sheet as of 31

December 2023 is not presented or required as the balance
sheet in UBS Group AG’s Annual

Report on Form 20-F for the fiscal year ended 31 December 2023, filed with the SEC on 28
March 2024, includes the effect of the Credit Suisse Group AG acquisition.

2
Unaudited Pro Forma Condensed Combined Income Statement

for the year ended 31 December 2023

Reflects the U.S. GAAP income statement for Credit Suisse Group for the five-month period ended 31 May 2023, translated
to US dollars using an average rate of 1.09 (CHF/USD) and reflecting presentation reclassification adjustments applied to
conform with UBS’s consolidated

financial statement presentation. Refer to Note 2 in the explanatory notes for further information.

Refer to Note 3 in the explanatory notes for further information.

See accompanying notes.

Explanatory notes to unaudited on pro forma condensed combined income statement

For the year ended 31 December 2023 (in USDbn except where

otherwise indicated)
Note 1: Basis of preparation

The unaudited pro forma condensed combined income statement for the year ended 31 December 2023 gives effect to the
acquisition of a 100% ownership interest in Credit Suisse by UBS under the acquisition method of accounting, as if it had closed
on 1 January 2023.

The unaudited pro forma condensed combined income statement

was prepared by UBS based on the audited consolidated income statement of UBS for the year ended 31 December 2023 and based on the unaudited historical condensed income statement of
Credit Suisse for the five-month period ended 31 May 2023, derived from

Credit Suisse’s books and records,

and other
information available. With the acquisition

date of 12 June 2023, for convenience the Credit Suisse Group was consolidated with
effect from 31 May 2023, as the effect of transactions

and activities in the period from 31 May 2023 to 12 June 2023 on the consolidated financial statements was not material.

The unaudited pro forma condensed combined income statement

should therefore be read in conjunction with the following
consolidated income statements, including the notes thereto:

•

the audited consolidated income statement of UBS Group AG for the year ended 31 December 2023, which has been
prepared in accordance with IFRS Accounting Standards and included in the UBS Group AG Form 20-F for the year
ended 31 December 2023; and

•

the unaudited historical condensed consolidated income statement of

Credit Suisse Group AG for the five-month
period ended 31 May 2023, which has been prepared in accordance with

U.S. GAAP,

derived from Credit Suisse’s
books and records.

The Credit Suisse historical consolidated income statement was prepared in accordance with U.S. GAAP and presented in Swiss
francs (CHF). For purposes of the unaudited pro forma condensed combined income statement,

this income statement has been
adjusted to conform to the recognition, measurement and presentation requirements of IFRS Accounting Standards,

as applied by
UBS, presented in US dollars (USD), which is the presentation currency of

UBS. Income statement information available for
Credit Suisse in CHF has been translated to USD using an average rate of 1.09

(CHF/USD) for the five-month period ended 31
May 2023.

Note 2: Presentation reclassification adjustments

Presentation reclassification adjustments have been applied to the Credit Suisse income statement information for the five-month
period ended 31 May 2023 in order to conform with UBS’s

consolidated income statement presentation.

The table below shows the reclassification of the historical Credit Suisse Group

AG income statement lines for the five-month
period ended 31 May 2023 from the U.S. GAAP presentation (horizontal captions and amounts) to the respective UBS Group AG
income statement structure (U.S. GAAP reclassified) (vertical captions and amounts). The Credit Suisse Group AG income
statement amounts are presented in USD and have been translated from

CHF as indicated in Note 1 above.

(USD millions)	Credit Suisse Group AG Historical Consolidated Income Statement (U.S. GAAP and translated to USD)												Historical adjusted Credit Suisse Group AG (U.S. GAAP reclassified and translated to USD)
	Net interest income	Commissions and fees	Trading revenues	Other revenues	Provision for credit losses	Compensation and benefits	General and administrative expenses	Commission expenses	Goodwill impairment	Restructuring expenses	Income tax expense	Loss attributable to non-controlling interests	
Net interest income	1,168		(773)										**395**
Other net income from financial instruments measured at fair value through profit or loss	347		340	(267)									**420**
Net fee and commission income		2,834						(384)					**2,450**
Other income				17,625									**17,625**
Total revenues	**1,515**	**2,834**	**(432)**	**17,358**	**-**	**-**	**-**	**(384)**	**-**	**-**	**-**	**-**	**20,890**
Credit loss expense / (release)					**140**								**140**
Personnel expenses						3,108	(97)			208			**3,219**
General and administrative expenses						447	2,193			192			**2,832**
Depreciation, amortization and impairment of non-financial assets				-			547		1,447				**1,994**
Operating expenses	**-**	**-**	**-**	**-**	**-**	**3,555**	**2,644**	**-**	**1,447**	**399**	**-**	**-**	**8,045**
Operating profit / (loss) before tax	**1,515**	**2,834**	**(432)**	**17,358**	**(140)**	**(3,555)**	**(2,644)**	**(384)**	**(1,447)**	**(399)**	**-**	**-**	**12,705**
Tax expense / (benefit)											501		**501**
Net profit / (loss)	**1,515**	**2,834**	**(432)**	**17,358**	**(140)**	**(3,555)**	**(2,644)**	**(384)**	**(1,447)**	**(399)**	**(501)**	**-**	**12,205**
Net profit / (loss) attributable to non-controlling interests												(16)	**(16)**
Net profit / (loss) attributable to shareholders	**1,515**	**2,834**	**(432)**	**17,358**	**(140)**	**(3,555)**	**(2,644)**	**(384)**	**(1,447)**	**(399)**	**(501)**	**16**	**12,221**

Credit Suisse AG consolidated income statement for

five-month period ended 31 May 2023

Note 3: Transaction

accounting adjustments
Transaction accounting adjustments include

certain pro forma preliminary adjustments to conform Credit Suisse Group

AG’s
income statement for the five-month period ended 31 May 2023 to UBS’s

IFRS accounting policies and acquisition-related
adjustments which assume the acquisition was completed on 1 January 2023.
The acquisition of Credit Suisse Group AG was made without the ordinary due diligence procedures and outside the conventional
time frame for an acquisition of this scale and nature. Due to the complexity and size of the transaction and the integration
process, it is possible that new information

about relevant facts and circumstances on the acquisition date becomes available to the
management after the date of issuance of this unaudited pro forma condensed combined income statement information.
Consequently,

the amounts that form part of the business combination accounting (as described in

Note 2 of the audited financial
statements of UBS Group AG as of and for the year ended 31 December 2023)

are considered provisional and may be subject to
further measurement period adjustments if new information about the facts and circumstances existing on the date of the
acquisition is obtained within one year from the acquisition date.

All adjustments have been considered on a pre-

and post-tax basis and where an estimated impact on income taxes has been identified this is reflected in Note 3l). This assessment included certain assumptions and represents UBS’s best estimate

as to the
likely tax impacts. The assessment could change as further information becomes available,

including how the entities and
businesses in each location will be reorganized, receipt of revised profit forecasts for those entities, and discussions with the
relevant tax authorities.

The following notes reference the pro forma condensed combined income statement of Credit Suisse Group AG for the five-
month period ended 31 May 2023, which is included earlier in this section.

a)
Adjustments have been made to reflect the reversal of material Credit Suisse Group

AG revenues and expenses that
occurred in the five-month period prior to the legal merger date (12

June 2023) and therefore are already included in
the calculation of negative goodwill recognized by UBS Group AG upon the merger:

i.
16.4bn gain in Credit Suisse from the write-down of additional tier 1 (AT1)

capital notes;

ii.
1.4bn goodwill impairment charge in Credit Suisse, mostly

related to its Wealth Management

division;

and

iii.
0.4bn gain in Credit Suisse from the cancellation of contingent compensation award accruals.
These effects have been removed to avoid a material double counting of revenue and expense effects in the unaudited
pro forma condensed combined income statement.
Adjustments reflecting incremental accretion, amortization

and depreciation for the five-month period ended 31 May 2023 arising from the purchase price allocation (as if the merger would have been closed on 1 January 2023):
b)
An adjustment has been made to reflect an estimated additional five months of incremental accretion income from the
fair value discount arising from the provisional purchase price allocation for loans measured at amortized cost and
unfunded loan commitments not measured at fair value (as if the merger would have closed on 1 January 2023). This
adjustment represents an estimate based on contractual maturities of the relevant loans and unfunded loan
commitments. This has resulted in an increase to pro forma income of 934m for the five-month period ended 31 May
2023,

comprised of the following:
i.

652m accretion income on the provisional fair value discount to on-balance sheet loan portfolios where
there is an intent to hold the portfolio to maturity.

This discount is being accreted to par over the loan
portfolios’ expected lives through “Net interest income”. The estimate of accretion income assumes that
UBS will continue to hold the loan portfolios

to maturity. Any subsequent

change in the business model,
substantial modifications to the contractual terms or repayments before contractual maturity of the loans
will have an impact on the timing of recognition of the estimated accretion income, and such impact may be
material.

ii.

282m accretion income on the provisional fair value discount on unfunded loan commitments that are
recognized within the balance sheet as “Provisions” (this excludes unfunded loan commitments which are
measured at fair value), where there is an intent to hold the commitment to maturity.

This discount is being
accreted over the unfunded loan commitments’ expected lives through “Net fee and commission income”.
The estimate of accretion income assumes that UBS will continue to hold the unfunded loan commitments
to maturity. Any subsequent

change in the business model, substantial modifications to the contractual terms or termination before contractual maturity of the unfunded loan commitments will have an impact on
the timing of recognition of the estimated accretion income, and such impact may be material.

Estimated accretion income for the loan portfolio at amortized cost and unfunded loan commitments not measured at
fair value over a five-year horizon:
c)
An adjustment has been made to reflect an estimated additional five months of incremental accretion expense from
the net fair value discount arising from the provisional purchase price allocation for debt issued (as if the merger
would have closed on 1 January 2023). This has resulted in a decrease to pro forma “Net interest income” of 74m for
the five-month period ended 31 May 2023. The estimated accretion is calculated with reference to the contractual
maturity of the instruments issued.
d)
A 305m adjustment has been made in “Depreciation, amortization and impairment of non-financial assets” to reflect
the estimated reduction of amortization expense in the first five months of 2023 if the fair value discount arising from
the provisional purchase price allocation on software was applied on 1

January 2023 (as if the merger would have
closed on 1 January 2023).

e) A
47m adjustment has been made to reflect an estimated additional five months of estimated incremental amortization
expense for core deposit, customer relationship and trademark intangible assets, which were newly recognized as part
of the acquisition. These new intangibles are amortized on a straight-line basis over their useful lives ranging from 2
to 10 years and the expense is recognized within “Depreciation, amortization and impairment of non-financial assets”.

Adjustments reflecting the alignment of Credit Suisse’s

U.S. GAAP accounting policies with UBS’s

IFRS accounting
policies,

along with other adjustments related to purchase accounting for the five-month period ended 31 May 2023 (as if
the merger would have closed on 1 January 2023):

f)
An adjustment has been made to “Personnel expenses” to reflect an estimated

160m of additional net pension expense
arising from a difference in the requirements for measurement of the expected return on pension plan assets,
recognition of changes to past service costs and recognition of actuarial gains/losses in connection with post-
employment benefits between U.S. GAAP and IFRS Accounting

Standards for the five-month period ended 31 May
2023.
g)
The U.S. GAAP cash flow hedge Other Comprehensive Income (“OCI”) balance of Credit Suisse Group AG was set
to zero as of the Group merger date, which, for the purpose of the pro forma condensed combined income statement,
was as of 1 January 2023. An adjustment has been made to “Net interest income”

to reflect the reversal of an
estimated 138m loss related to the difference between

the amortization of cash flow hedge OCI under U.S. GAAP and
the estimated amount that would have been recognized for the five-month period ended 31 May 2023 following the
reset of the cash flow hedge OCI balance to zero.

h)
Under U.S. GAAP,

recycling of own credit gains and losses to the income statement is recognized upon derecognition
of the related financial instrument. Under IFRS Accounting Standards there is no recycling to the income statement
and the balances are recognized and remain in retained earnings within equity.

An estimated adjustment of 133m for
the five-month period ended 31 May 2023 has been made to “Other net income from financial instruments measured
at fair value through profit or loss” to reverse the gains recognized in the income statement under U.S. GAAP for the
Credit Suisse Group AG.
i)
An adjustment has been made to “Personnel expenses” to reflect an estimated net reduction of 100m in variable
compensation expense. The adjustment is due to lower estimated deferred amortization expenses were there to have
been a recalibration of share awards to the fair value of UBS Group AG shares on the Credit Suisse acquisition date,
as well as other adjustments, partly offset by the estimated effects of applying the UBS compensation and deferral
framework to annual incentive awards for 2023 for the five-month period ended 31 May 2023, and retention awards
granted in connection with the Credit Suisse acquisition.

j)
Under IFRS Accounting Standards, Day 1 gains on financial instruments,

after taking account of any valuation
adjustments, are recognized in the income statement only when their fair value is evidenced by an observable market
source. A similar restriction does not exist under U.S. GAAP.

On this basis, a debit adjustment of 86m has been
recognized in the pro forma condensed combined income statement (“Other net income from financial instruments
measured at fair value through profit or loss”) for the five-month period ended 31 May 2023.
k)
An adjustment to reflect a 49m credit to “Credit loss expense / (release)” has been made, representing a removal of
non-specific provisions for expected credit losses recognized under U.S. GAAP for the five-month period ended 31
May 2023. As a result of the application of acquisition accounting under

IFRS 3, all existing credit loss allowances
and provisions

under U.S. GAAP as of the acquisition date have been reset to nil. As required by IFRS 9, for performing exposures, i.e., IFRS 9 stage 1 and 2, expected credit losses have been subsequently recognized post the
application of acquisition accounting during the remaining

seven months of 2023, and materially represent the
expected credit loss expense for the full year 2023 as if the acquisition has occurred on 1 January 2023. Specific credit
loss allowances and provisions on non-performing exposures, i.e. IFRS 9 stage

3, recognized for the first five months
of 2023 of 91m have been retained as a credit loss expense.

l)
Income tax expense / (benefit) has been analyzed in light of the pre-tax adjustments made in the unaudited condensed
combined pro forma income statement. A pro forma debit adjustment of 85m has been reflected in “Tax

expense /
(benefit)” for the estimated pre-tax pro forma adjustments that relate to legal entities whose tax positions give rise to a
tax impact.
All pro forma pre-tax adjustments for Credit Suisse Group AG for the five-month-period ended 31 May 2023 have
been considered and no additional tax expense or benefit to the 85m above has been recognized in connection with the
pre-tax adjustments in the pro forma condensed combined income statement as it is assumed that the other pre-tax
adjustments will either not be recognized for tax purposes, or they will generally relate to entities with tax losses
carried forward that are not recognized as deferred tax assets. This assessment includes assumptions and represents
UBS Group AG’s best estimate as to the

likely tax impacts. The assessment could change as further information becomes available, including how the entities and businesses of Credit Suisse Group

AG in each location will be
reorganized, receipt of revised profit forecasts for those entities, and discussions with the relevant tax authorities.

Note 4: Earnings per share
Pro forma earnings / (loss) per share (referred to as “EPS”) for the pro forma condensed combined income statement have been
recalculated to show the impacts of the transaction after giving effect to the UBS shares transferred to Credit Suisse shareholders, using the exchange ratio defined and assuming that the UBS shares to be transferred to Credit Suisse shareholders in connection
with the transaction were outstanding at the beginning of the period presented.

For the purposes of the unaudited pro forma diluted EPS calculation, there is assumed to be no effect from anti-dilutive potential
ordinary shares.

The pro forma adjustment to increase the weighted average outstanding shares by 73m represents the transfer of UBS treasury
shares in connection with the Credit Suisse acquisition as if the transfer took effect on 1 January 2023 instead of the actual transfer date of 12 June 2023.